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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                               Commission File Number: 000-26735

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-KSB  [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
[ ]  Form N-SAR

For Period Ending:         September 30, 2001
                           ------------------

[ ]  Transition Report on Form 10-K        [ ]   Transition Report on Form 10-Q
[ ]  Transition Report on Form 11-F        [ ]   Transition Report on Form N-SAR
[ ]  Transition Report on Form 20-K

For the Transition Period Ended:  N/A

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   Telemate.Net Software, Inc.

Former name if applicable: N/A

Address of principal executive office (Street and Number): 400 Galleria Parkway,
                                                           Suite 200
                                                           Atlanta, GA 30339

                                     PART II
                             RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box)

[X] (a) The reasons described in reasonable detail in PART III of this form could not be eliminated without unreasonable effort or expenses;

[X] (b)  The subject annual report, semi-annual report, transition report on
         Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
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         10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         The Company is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q within 45 days after the end of the third quarter ended September 30, 2001, because the Company's management has focused its attention and resources on matters related to the merger of the Company with a subsidiary of Verso Technologies, Inc., which, pending shareholder approval and the satisfaction of other customary closing conditions, is expected to close on November 16, 2001.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Janet Van Pelt, Chief Financial Officer     (770)          936-3700
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         (Name)                                   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [X]  Yes   [ ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [ ]  Yes   [X]   No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made: N/A



                           Telemate.Net Software, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed in its behalf by the undersigned thereunto duly authorized.

Date:    November 13, 2001                  By:      /s/ Janet Van Pelt
                                                     --------------------------
                                                     Janet Van Pelt
                                                     Chief Financial Officer


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